

From:	Sit Mutual Funds
To:	
Subject:	Got dividends?
Date:	Friday, February 23, 2018 9:05:08 AM

Trouble viewing this email? Read it online

Sit Mutual Funds

Because we didn't get a chance to talk with all of you at last summer's TD Ameritrade golf outings, we'd like to re-introduce Sit Mutual Funds.

In light of recent market volatility, we thought it would be a good time to point out that Sit Dividend Growth Fund (SDVGX, SDVSX) is worth a look. We aim to buy stocks that have consistently increased their dividends over time. **In fact, over 93% of the companies held by the Fund increased their dividends during the Fund's most recent fiscal year.** In addition, management fees were reduced last October.

For more information, please contact one of us:

Keith McFadyen	Conner Murnighan
630-235-0065	312-550-5809
krm@sitinvest.com	fcm@sitinvest.com

We look forward to seeing you at this summer's golf outings. **Fore!**

Fund Strategy

Sit Dividend Growth Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

Disclosure

Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Sit Mutual Funds
80 S 8th St. Suite #3300
Minneapolis, Minnesota 55402

This email is intended for siacompliance@sitinvest.com.
Update your preferences or Unsubscribe